                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*

                              IBS Interactive, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                            Common Stock, $.01 Value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   44923E-10-1
            --------------------------------------------------------
                                 (CUSIP Number)

                                  Elena Crosby
                              IBS Interactive Inc.
                        400 N. Ashley Street, Suite 2600
                                 Tampa, FL 33602
                                 (813) 221-0024
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    3/1/2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report that this is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44923E-10-1

         NAMES OF REPORTING PERSON:
  (1)    ROY E. CRIPPEN III
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

         -----------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]

         -----------------------------------------------------------------------
  (3)    SEC USE ONLY

         -----------------------------------------------------------------------

  (4)    SOURCE OF FUNDS*

         00 & PF
         -----------------------------------------------------------------------

  (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                            [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

         -----------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES CITIZEN
         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
  NUMBER OF
   SHARES                           150,000(1)
BENEFICIALLY               -----------------------------------------------------
  OWNED BY
    EACH                   (8)      SHARED VOTING POWER
 REPORTING
PERSON WITH                         601,769
                           -----------------------------------------------------

                           (9)      SOLE DISPOSITIVE POWER

                                    150,000(1)
                           -----------------------------------------------------

                           (10)     SHARED DISPOSITIVE POWER

                                    601,769
                           -----------------------------------------------------

 (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         751,769(1)
         -----------------------------------------------------------------------

 (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
         -----------------------------------------------------------------------

 (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  [ ]

         10.5%(2)
         -----------------------------------------------------------------------

 (14)    TYPE OF REPORTING PERSON*

         IN
         -----------------------------------------------------------------------

(1) Includes 150,000 shares that are purchasable by Mr. Crippen upon exercise of options granted to Mr. Crippen in connection with his employment. Those options are exercisable as follows: 25% vested on March 1, 2000, the remaining 75% vest ratably on the first day of each calendar month for 36 months commencing on April 1, 2000. Before the exercise of the options, Mr. Crippen is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the options. Mr. Crippen expressly disclaims beneficial ownership of any of the shares of common stock of the Issuer that are purchasable by him upon exercise of his options until such time as Mr. Crippen purchased any such shares or the shares become exercisable within 60 days as described in Rule 13d-3(a)(1).

(2) The total number of outstanding shares of the Issuer's common stock includes the 150,000 shares subject to stock options held by Mr. Crippen.


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

         Names of Reporting Person:
   (1)            R.C.F., Inc.
         I.R.S. Identification No. of Above Person (entity only)
         -----------------------------------------------------------------------

   (2)   Check the Appropriate Box if a Member of a Group*               (a) [X]
                                                                         (b) [ ]
         -----------------------------------------------------------------------

   (3)   SEC use only

         -----------------------------------------------------------------------

   (4)   Source of Funds*

         00
         -----------------------------------------------------------------------

   (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         -----------------------------------------------------------------------

   (6)   Citizenship or Place of Organization

         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
  NUMBER OF
   SHARES                           -0-
BENEFICIALLY               -----------------------------------------------------
  OWNED BY
    EACH                   (8)      SHARED VOTING POWER
 REPORTING
PERSON WITH                         601,769
                           -----------------------------------------------------

                           (9)      SOLE DISPOSITIVE POWER

                                    -0-
                           -----------------------------------------------------

                           (10)     SHARED DISPOSITIVE POWER

                                    601,769
                           -----------------------------------------------------

 (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         601,769
         -----------------------------------------------------------------------

 (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
         -----------------------------------------------------------------------

 (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  [ ]

         8.4%
         -----------------------------------------------------------------------

 (14)    TYPE OF REPORTING PERSON*

         CO
         -----------------------------------------------------------------------


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

ITEM 1. SECURITY AND ISSUER. This Schedule relates to the Common Stock (the "Common Stock") of IBS Interactive, Inc., a Delaware corporation (the "Issuer") whose principal executive offices are located at 400 N. Ashley Drive, Suite 2600, Tampa FL 33602.

ITEM 2.  IDENTITY AND BACKGROUND.

         Information with respect to Roy E. Crippen ("Crippen") and R.C.F., Inc. ("RCF"):

         Item 2(a) This Schedule is being filed jointly on behalf of Crippen, and RCF (sometimes referred to collectively as the "Reporting Persons")

         Item 2(b)         The address of Crippen is as follows:

                           400 N Ashley Drive, Suite 2600, Tampa FL 33602

                           The address of RCF is as follows:

                           c/o Jones Vargas, 3773 Howard Hughes Parkway, Third Floor, Las Vegas, Nevada 89109.

         Item 2(c) The principal occupation or employment of Crippen is as Chief Executive Officer of the Issuer.

                           Principal business of RCF is: general partner of R.C.F. Company Limited Partnership, which was created solely for tax planning purposes.

         Item 2(d) During the last five years the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Item 2(e) During the last five years the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such.

         Item 2(f) Citizenship: United States for Crippen and Nevada, U.S.A. for RCF.


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

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 1, 2000, Mr. Crippen acquired beneficial ownership of 399,369 shares of Common Stock as a result of a merger between Digital Fusion, Inc. and the Issuer, together with 150,000 shares purchasable by exercise of options granted to Crippen. Immediately thereafter Crippen transferred the 399,369 shares of Common Stock to R.C.F. Company Limited Partnership (the "Partnership") in exchange for partnership units. RCF is the managing general partner of the Partnership, Crippen is the sole limited partner of the Partnership and the director, officer, and sole shareholder of RCF.

         Crippen and RCF acquired beneficial ownership of an additional 53,100 shares of Common Stock during November 2000, an additional 47,600 shares of Common Stock during December 2000, an additional 74,700 shares of Common Stock during August 2001, and an additional 27,000 shares of Common Stock during September 2001 as a result of purchases made by the Partnership out of working capital, as described in Item 5(c) below. As of October 1, 2001, Crippen's beneficial holdings include 150,000 purchasable shares, of which 103,125 are exercisable within 60 days.

ITEM 4.           PURPOSE OF TRANSACTION.

         Crippen acquired the shares for investment and transferred 399,369 shares of Common Stock to the Partnership solely for tax planning purposes. The Partnership acquired an additional 202,400 shares for investment purposes.

         At this time, the Reporting Persons have no specific plan or proposal to acquire or dispose of the Common Stock. Consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock (including by exercise of stock options) or dispose of any or all of the Reporting Persons' Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons or other investment considerations. The Reporting Persons have made no determination regarding a maximum or minimum number of shares of Common Stock that they may hold at any point in time.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a)         See Items 11 and 13 of the applicable cover page.

         Item 5(b) See Items 7, 8, 9, and 10 of the applicable cover page.

Item 5(c)

Date          Number of Shares Acquired    Price Per Share     How Effected
----          -------------------------    ---------------     ------------

03/01/2000             399,369                                 Merger
11/20/2000              12,000                   1.00          Open market
11/21/2000               7,900                   1.08          Open market
11/22/2000               5,000                   1.25          Open market
11/17/2000               4,200                   1.13          Open market
11/28/2000              10,000                   1.13          Open market
11/29/2000              10,500                   1.00          Open market
11/30/2000               3,500                   1.04          Open market
12/01/2000               1,500                   1.04          Open market
12/04/2000               1,000                   1.03          Open market
12/05/2000               1,000                   1.06          Open market
12/06/2000               1,000                   1.00          Open market
12/08/2000               5,000                   1.02          Open market
12/11/2000              32,200                   1.01          Open market
12/12/2000               4,000                   1.47          Open market
12/13/2000               1,900                   1.86          Open market
08/02/2001               4,000                   0.55          Open market
08/10/2001               4,700                   0.55          Open market
08/13/2001               9,000                   0.50          Open market
08/21/2001               4,000                   0.57          Open market
08/24/2001              10,000                   0.50          Open market
08/27/2001              10,000                   0.45          Open market
08/29/2001              23,000                   0.47          Open market
08/31/2001              10,000                   0.50          Open market
09/05/2001              20,000                   0.42          Open market
09/10/2001               1,000                   0.45          Open market
09/19/2001               1,000                   0.45          Open market
09/21/2001               5,000                   0.49          Open market

* All of the shares acquired in the open market were purchased by the Partnership.

         Item 5(d)

                  As to Crippen: Crippen, as director, officer, and sole shareholder of RCF, the general partner of the Partnership, has the right to receive and direct the receipt of dividends from, and proceeds from the sale of, the Common Stock indicated in Item 11 of the applicable cover page. Crippen also has the right to receive proceeds from the sale of such securities as a limited partner of the Partnership.

                  As to RCF: RCF, which is the general partner of the Partnership, and is controlled by Crippen, has the right to receive and to direct the receipt of dividends from, and proceeds from the sale of, the Common Stock indicated in Item 11 of the applicable cover page.

         Item 5(e)

                  Not applicable.


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

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons entered into transactions with or are party to the following agreements with respect to the Common Stock or the
         Issuer:

         (1) On February 10, 2000, Crippen acquired 399,369 shares of Common Stock pursuant to an Agreement and Plan of Merger, among Sean D. Mann, Crippen, Michael E. Mandt, Ali A. Husain, Robert E. Siegmann, digital infusion, inc., the Issuer, and Digital Fusion Acquisition Corp.,

         (2) Crippen transferred 399,369 shares of Common Stock to the Partnership, a copy of the Partnership Agreement is attached;

         (3) On February 10, 2000, Crippen entered into an Employment Agreement with the Issuer; and

         (4) Options to purchase 150,000 shares were granted to Crippen on March 1, 2000.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.        Agreement and Plan of Merger dated as of February 10,
                           2000, among Sean D. Mann, Crippen, Michael E. Mandt,
                           Ali A. Husain, Robert E. Siegmann, digital fusion, inc., the Issuer, and Digital Fusion Acquisition
                           Corp. (incorporated by reference to Exhibit 2.1 to the Issuer's Report on 8-K, filed March 24, 2000).

         Exhibit 2. Amended and Restated Limited Partnership Agreement of the Partnership.

         Exhibit 3. Employment Agreement dated as of March 1, 2000 by and between the Issuer and Crippen (incorporated by reference to Exhibit 10.24 to the Issuer's Report on 10-K, filed March 30, 2000).

         Exhibit 4.        Non-Qualified Stock Option Agreement dated February
                           10, 2000 by and between the Issuer and Crippen.

         Exhibit 5.        Stock Option Plans: 1998 IBS Interactive, Inc. Stock
                           Option Plan (incorporated by reference to Exhibit
                           10.14 to the Issuer's Registration Statement on Form
                           SB-2, File No. 333-47741, filed on April 23, 1998 and
                           1999 IBS Interactive, Inc. Stock Option Plan
                           (incorporated by reference to the Issuer's Proxy
                           Statement for the Annual Meeting of Stockholders held on June 4, 1999.

         Exhibit 6.        Joint Filing Agreement Dated as of October 5, 2001,
                           By and Between Crippen and R.C.F.,INC.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2001


                                             /s/ ROY E. CRIPPEN, III
                                             -----------------------------------
                                             Roy E. Crippen, III

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2001

                                             R.C.F., Inc.


                                             /s/ ROY E. CRIPPEN, III
                                             -----------------------------------
                                             Roy E. Crippen, III, President

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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